Exhibit 99.3

Key financial risks and uncertainties affecting our performance

In order to appreciate the impact of the operating environment on our business, it is important to understand those factors that affect our delivery against key performance indicators (KPIs), and ultimately the achievement of our definition of victory in delivering sustainable value to our shareholders and ultimately our stakeholders.

Our risk management process is continuous. Our internal audit function evaluates the design and effectiveness of our internal controls and key risks are reported regularly to the Audit Committee. We closely monitor the progress of our strategic objectives by considering and planning for various likely financial scenarios in determining whether the risk is within the limits of our risk tolerance and risk appetite as well as testing the robustness of our mitigation actions. Any indication of breaches of the risk tolerance threshold triggers intensified management interventions to ensure that the risks remain within appetite levels.

a.              Current economic climate and its impact on Sasol

The International Monetary Fund (IMF) estimates that global growth slowed to 3,2% in 2016 amid increasing financial turbulence. Financial and commodity market volatility is likely to persist, with growth in advanced economies remaining moderate. Recent concerns over Chinese economic growth and fears over a US recession have subsided, while commodity prices have ticked higher. These concerns are expected to resurface from time to time as Chinese policymakers push ahead with efforts to rebalance the economy towards a more consumption-driven model and markets contemplate the path of US interest rates. The US recovery is expected to remain moderate, while the ability of the European Union (EU) to manage the refugee crisis and lingering debt concerns in some peripheral European nations weigh the region’s growth prospects. The exit of the United Kingdom (UK) from the EU poses a downside risk to both the UK and EU economies. In the emerging world, the Chinese economic rebalancing process, ongoing recession challenges in Brazil and Russia, possible drought conditions in India and the impact of still relatively low commodity prices on commodity exporters, all pose risks to the economic outlook.

The ongoing turbulent macro-economic environment impacts our ability to deliver sustainable value to stakeholders. In order to address the challenges that the global economic climate is presenting, we continue to focus firmly on those factors that remain within our control.

b.              Crude oil prices

We are exposed to the volatility associated with the selling price of fuel marketed by our Energy business. This selling price is guided by the basic fuel price (BFP), as determined in the regulated petrol pump price by the South African government. The key factors influencing the BFP include the crude oil price, the rand/US dollar exchange rate and refining margins.

The crude oil price averaged US$43,37 per barrel (/bbl) for the 2016 financial year, reaching a high of US$61,67/bbl, a low of US$25,99/bbl, and closing at US$48,44/bbl on 30 June 2016. This compares to an average of US$73,46/bbl for 2015.

Crude oil

(US$/bbl)

In order to protect the group against the adverse effects of short-term oil price volatility and fluctuations in the rand/US dollar exchange rate on the purchase cost of crude oil (approximately 60 000 barrels/day used in our Natref joint venture refinery), we use a combination of forward exchange contracts and crude oil futures. In 2016, the hedge was highly effective and resulted in a gain of R330 million being recognised in the income statement. However, this hedging mechanism does not protect the group against longer-term trends in crude oil prices.

Should attractive hedges be available in the market, we hedge against the downside risk in the crude oil price to increase the stability and predictability of our cash flows, considering the group’s substantial capital investment programme and our sensitivity to oil price volatility and currency fluctuations.

In determining the crude oil price for budgeting and planning purposes, we review global growth trends in the demand and consumption for oil, global production and supply as well as the marginal cost of production.

Recently, growth in oil supply started to weaken in the US and other non-OPEC (Organisation of the Petroleum Exporting Countries) countries. Low oil prices are, however, placing increasing financial pressure on OPEC countries and the risk of geopolitical-related supply outages, evident in Nigeria, are on the increase. We continue to remain cautious on the short-term outlook, but expect the supply/demand balance to start to tighten towards the end of calendar 2016 and into the first half of calendar 2017.

For forecasting purposes, we estimate that for every US$1/bbl increase in the annual average crude oil price, operating profit will increase by approximately R820 million (US$57 million) in 2017. It should be noted that in the current volatile environment, these sensitivities could be materially different, depending on the crude oil price, exchange rates, product prices and volumes.

c.               Exchange rates

A large portion of our turnover and capital investments are significantly impacted by the rand/US dollar exchange rate. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US dollar exchange rate. Our chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars.

As a result, the average exchange rate for the year has a significant impact on our turnover and operating profit. In order to protect our South African operations from the effects of exchange rate volatility, taking into account the weakening rand over the long term, we hedge both our capital investments and foreign currency-denominated imports by way of forward exchange contracts.

Our Group Executive Committee sets broad guidelines in terms of tenor and hedge cover ratios to specifically assess large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. We review these guidelines and our hedging policy annually. This approach enables us to better predict cash flows and thus manage our working capital and debt more effectively. We do not hedge foreign currency receipts.

During 2016, the average rand/US dollar exchange rate weakened 27% to R14,52/US$. In the long term, we expect the rand/US dollar exchange rate to remain volatile. This is due to policy uncertainty; socio-political developments; speculation around possible sovereign ratings action during calendar 2016; lingering uncertainty on US interest rate developments; the effect of “Brexit”, weak export commodity prices; challenging domestic economic growth prospects; and general emerging market risk trends.

Rand/US dollar exchange rate

(US$1=R)

For forecasting purposes, we estimate that a 10c change in the annual average rand/US dollar exchange rate will impact our operating profit by approximately R650 million (US$40 million) in 2017. It should be noted that in the current volatile environment, these sensitivities could be materially different, depending on the crude oil price, exchange rates, product prices and volumes.

d.              Gas prices

Natural gas is an attractive fuel alternative in the industrial and electricity generation sectors because of its lower carbon intensity compared to coal and oil.

Our investment in the Canadian shale gas assets, situated in the Montney Basin, supports our strategy to access low cost feedstock. To create flexibility in managing the asset in a low gas price environment, we entered into an agreement with our partner, Progress Energy, to settle the remaining funding commitment of R4,2 billion (CAD380 million). We further agreed with our partner to reduce future drilling activities and capital expenditure in Canada until such time that we see a sustainable recovery in North American gas prices.

In 2016, average annual US benchmark gas (Henry Hub) spot prices fell to their lowest level since 1999 of US$2,26/million metric British thermal units (MMBtu). Gas prices in North America remain depressed. At 30 June 2016, the spot Henry Hub was at US$2,94/MMBtu compared to US$2,80/MMBtu at 30 June 2015.

e.               Chemical prices

Our chemical products follow a typical demand cycle. Higher demand results in higher prices until new production capacity is introduced, at which point prices decrease. Over the longer term, most commodity chemical prices tend to track crude oil-based feedstock prices.

The approach of our commodity chemicals business is therefore to have a diverse portfolio of robust assets and, wherever possible, to invest in the value chain from raw materials to final products. This aims to ensure resilience under a number of different oil price scenarios and industry cycles.

However, our European and US operations are not fully integrated across the value chain and as a result, these businesses are exposed to changes in underlying feedstock prices. Increases in feedstock costs are reflected in our selling prices to the extent that we are able to pass these costs on. Increased competition from alternative feedstocks may impact the margins earned for these businesses.

The following graph illustrates the changes in chemical prices off a 1997 base:

Chemical prices

(expressed as a percentage of July 1997)

The fall in oil prices in the year meant lower cost feedstocks for most of the chemical value chain and lower corresponding sales prices. For the product and markets on which pricing is primarily cost-based, margins remained largely stable. However, continuing strong demand supported increased margins, specifically for our surfactants and alcohols products in Europe.

Commodity chemicals prices showed continued resilience when compared to the decline in average crude oil prices. Global demand/supply dynamics, as well as the competitive forces at play in markets within which we sell our Base Chemical products, provided support for the overall sales price levels achieved against the backdrop of significant economic volatility.

While margins for our Performance Chemicals business in Europe were largely unaffected by the fall in the oil price, margins on US ethylene were significantly lower.

The LCCP, consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical projects — two large polymers plants (low-density and linear low-density polyethylene) and an ethylene oxide/ethylene glycol plant, which together will consume around two-thirds of the ethylene produced by the cracker. There are also three smaller, higher-value derivative plants, which will produce speciality alcohols, ethoxylates and other products.

At 30 June 2016, the overall project was around 50% complete. Due to a number of factors, including the RP, we delayed the beneficial operation date of the cracker to the second half of calendar 2018, which will enable facilities representing around 80% of the total output from the LCCP to start producing by early calendar 2019. The remaining volumes from the other derivative units will reach beneficial operation by the second half of 2019.

Following commissioning of the facility, Sasol’s US chemical production capacity will triple. With a significant portion of the polyethylene being produced by the LCCP targeted for the export market, Sasol’s role in the growing global chemicals markets will be substantively increased.

Construction of Sasol’s joint venture high-density polyethylene (HDPE) plant in LaPorte, Texas is nearing completion. The plant, being built in partnership with INEOS, is expected to reach completion early in the 2017 calender year. Feedstock for Sasol’s share of the plant output will initially be a combination of ethylene from Sasol’s existing Lake Charles cracker and purchased ethylene, but will become 100% supplied from Lake Charles production upon the start-up of the LCCP.

f.                Our cost base

To ensure that Sasol is structured in the most efficient and effective way, in 2012 we implemented the BPEP, with one of the key objectives being to reduce our cost base sustainably.

In 2016, we delivered actual sustainable cost savings of R4,5 billion, exceeding our exit run rate target of R4,3 billion. Cost trends are still forecasted to track South African producers’ price index (SA PPI) from the 2017 financial year. Given the ‘lower-for-much-longer’ oil price environment, we have increased the targeted exit run rate to R5,4 billion by the end of the 2018 financial year.

Our comprehensive RP, focusing on cash conservation in reaction to the lower for much longer oil price environment, has continued to yield positive cash savings in line with our 2016 financial year targets, despite margin contraction and difficulties experienced in placing product. The RP realised R28 billion of cash savings for the year and we exceeded the upper end of our 2016 financial target of sustainable cash cost savings of R16 billion by R12 billion. The RP places the group in a strong position to operate profitably within a US$40-50/bbl oil price environment. During the year, we updated and extended the scope of the RP to at least the 2018 financial year, to ensure continued balance sheet strength and earnings resilience at notably lower oil price scenarios. We also increased the target from R30 billion to R50 billion to between R65 billion and R75 billion for a 42-month period ending 2018. Most of the savings will be delivered from the current RP work streams. We expect our sustainable cash cost savings will increase to R2,5 billion by the 2019 financial year, up R1 billion from the previous guidance provided of R1,5 billion.

Cost reduction is a target of our Short-Term Incentive scheme with the objective of reducing cost increases to the rate of inflation, or 2% below inflation as a stretch target.

The risk of inflationary increases in the countries in which we operate could pressure our cost base. Generally, we have seen relatively low inflation in most major countries in recent years. The South African, producers price index (PPI) slowed from its highs of 11,5% in 2008 to 5,6% in 2016.

The weakening rand/US dollar exchange rate, labour cost increases and high electricity costs are key drivers impacting South African inflation. In South Africa, we have concluded wage negotiations within the Petroleum and Industrial Chemical sectors. Negotiations with the Mining sector were successfully concluded with four of the five unions. Negotiations with the Association of Mineworkers and Construction Union (AMCU) are continuing.

In recent years, we increased our electricity-generating capacity to about 71% of our requirements. We negotiated competitive short-term power purchase agreements with Eskom and are well positioned to manage the risk of future electricity price increases by being more self-sufficient with regards to our electricity requirements.

g.              Tax risk

We focus on minimising our tax risk in order to deliver sustainable value to our shareholders, and in turn, to all of our stakeholders. Our tax approach outlines the framework by which we meet our tax obligations from an operational and risk management perspective. Our overarching risk philosophy in relation to tax matters aims to mitigate any adverse or unexpected financial consequences and protect our reputation.

The group has various processes and policies in place to ensure tax compliance and manage tax risk appropriately. The Sasol Limited Board and the Audit Committee remain closely involved in tax matters and support the group tax strategy that outlines our approach to tax.

In our dealings with tax authorities, we are committed to fostering transparent and constructive relationships to ensure accurate, transparent and timely compliance with tax laws.

Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country’s economy. In 2016, we paid R36,8 billion in direct and indirect taxes to the South African government.

We also collect other taxes, which include withholding taxes, on behalf of revenue authorities and assist tax authorities with their tax administration and collection processes. We support the development of tax policy and are involved in industry forum meetings with revenue authorities globally to ensure that they achieve their tax policy objectives.

We are actively focusing on the following key tax areas to ensure no undue risk for our business:

Key focus area	Our approach
Complying with global tax laws	Amid a marked acceleration in the number of queries on tax returns and application of the tax law in South Africa, we remain focused on ensuring tax compliance and transparency.
Changes in tax legislation and tax rates

We deal with large volumes of global tax policy and tax administration changes as countries develop laws and processes to secure increased levels of tax revenues. We focus on keeping abreast of the changes and responding proactively, while always considering the impact on the group.

Transfer pricing

Transfer pricing is a complex mechanism that is attracting substantial attention. Revenue authorities in most jurisdictions are increasing their vigilance in this area by introducing new legislation and employing officials to monitor the implementation of legislation. We evaluate our strategy, tax policy and approach in managing transfer pricing risk on our business to appropriate levels.

Withholding tax

Tax authorities globally are focusing on withholding taxes especially on interest, services and dividends. Difficulties are especially evident in Africa, arising from interpretational challenges. We evaluate all transactions which are subject to withholding tax to ensure that we comply with the relevant tax legislation.

US tax risks	The complexity of US tax legislation and imminent political changes may give rise to a challenging fiscal environment. This includes sales and use taxes, property taxes and state taxes.
US project tax risks

There is a risk that tax laws are amended, resulting in reduced property tax exemptions for the LCCP. Recently announced increases in state taxes are adding to project costs. The risk exists that future investment tax credits will be reduced due to budgetary pressures.

h.     Impairments

The global economic environment and its impact on the rand exchange rate and crude oil prices are key drivers in impairment tests. In 2016, the steep decline in oil prices and low gas prices in North America as well as the increase in the South African weighted average cost of capital (WACC) rate triggered a number of impairment tests to determine whether the carrying value of our assets is recoverable. As a result, we recognised impairments of R12,3 billion for the year ended 30 June 2016.

The most significant impairments include:

•             Canadian shale gas assets — R9 882 million (CAD880 million). Our shale gas assets in Canada continue to remain under pressure due to poor market conditions in North America. This impairment is in addition to the impairment of R1 296 million recognised in 2015. The value in use calculation is particularly sensitive to changes in the gas price, the estimated ultimate recovery factor, as well as changes in drilling and completion costs. These variables are interdependent, and accordingly, a 5% change in any of these variables could change the recoverable amount by R956 million — R1 695 million (CAD84 million — CAD149 million). Some of these factors are within the control of management and are monitored closely to minimise the impact of potential impairments. However, the gas price is a market price, driven by supply and demand in North America. We continue to monitor this asset for further impairments or signs of recovery which could indicate a reversal of impairment.

•             Lake Charles Chemicals Project — The Low Density Polyethylene cash generating unit (CGU) was impaired by R956 million (US$65 million) during 2016. The impairment was driven by an increase in capital costs and lower margins, which were identified as impairment indicators for all CGUs linked to the crackers in the LCCP complex. Impairment tests were performed, utilising price forecasts and macro-economic assumptions at 30 June 2016.

i.      Executing on capital projects

Delivering shareholder value sustainably depends on the successful execution of our growth and sustenance projects. We aim to have the most effective and optimum allocation of capital, to deliver returns on invested capital consistently above our WACC as well as our internal hurdle rates. To ensure that we capitalise on the right opportunities, it is imperative that we focus on opportunities in the best geographic regions and deliver on those projects within planned timelines.

As our integrated operations are highly dependent on the development and use of advanced technologies, decisions affecting our business are made with a long-term view and span multiple and diverse business cycles.

To ensure that we capitalise on the right opportunities, it is imperative that we focus on those opportunities in the best geographic regions and deliver on those projects within planned timelines. A number of our expansion projects, such as the development of our North American operations, are integrated across a number of our businesses and span a number of our chemical and international energy businesses.

We also need to ensure the stability and reliability of our foundation businesses as they are critical in delivering sufficient future cash flows to fund our growth projects, service our financial obligations and return dividends to our shareholders. We strive for operational excellence throughout the world. This requires capital investments to sustain operations.

We monitor our capital investment programme continuously to ensure that capital is employed effectively from the translation of our strategy into portfolios of delivered projects that are beneficial to the long-term growth of the group. Not only do we test our planned capital investments in a range of economic scenarios to ensure that risks are appropriately identified, evaluated and managed, but we also follow rigorous investment assurance and capital governance processes prior to each decision point. We emphasise the selection of effective projects whose execution will deliver maximum return and asset value for our shareholders on the back of the most effective risk management process.

As part of the review of the LCCP project’s capital expenditure estimate, several changes have been, or are in the process of being, implemented to ensure that capital projects are managed and executed effectively. This includes, inter alia, the oversight by the Board’s Capital Investment Committee, improvement of change management processes and improvement in the managing work packages on capital projects.

Simultaneously, we are improving our combined assurance plan to effectively manage the control environment in the LCCP and address the key areas of concern. We remain committed to ensuring that the project is delivered within cost and schedule.

In selecting new growth projects, reference is made to our hurdle rate, being 1,3 times Sasol’s WACC rate. In determining our WACC rate, the methodology applied is consistent with global best practice and includes adjustments to take country specific risk into account.

j.      Credit market risk and its impact on our debt profile

Global financial markets remain volatile, with the economies of both Europe and the US in the spotlight, as well as the developments in the oil markets, negative interest rates becoming more than just an isolated incident and the impact of “Brexit”. The markets anticipated an interest rate increase in the US for the greater part of calendar 2016, however, the key 10-year US treasury rate reduced from 2,4% at the end of June 2015 to 1,6% in June 2016.

Financial performance

Earnings attributable to shareholders for the year ended 30 June 2016 decreased by 55% to R13,2 billion from R29,7 billion in the prior year. Headline earnings per share (HEPS) decreased by 17% to R41,40 and earnings per share (EPS) decreased by 56% to R21,66 compared to the prior year.

Operating profit of R24,2 billion decreased by 48% compared to the prior year on the back of a challenging and highly volatile global market. Average Brent crude oil prices moved dramatically lower by 41% compared to the prior year (average dated Brent was US$43/bbl for the year ended 30 June 2016 compared with US$73/bbl in the prior year). Although commodity chemical prices were lower due to depressed oil prices, there was still strong demand and robust margins in certain key markets. The average basket of commodity chemical prices decreased by 22% compared to a 41% decrease in oil prices. However, the average margin for our speciality chemicals business remained resilient compared to the prior year. The effect of lower oil and commodity chemical prices was partly offset by a 27% weaker average rand/US dollar exchange rate (R14,52/US$ for the year ended 30 June 2016 compared with R11,45/US$ in the prior year). On average the rand/bbl oil price of R630 was 25% lower compared to the prior year.

In addition, Sasol’s profitability was further impacted by the following notable once-off and significant items:

•             a net remeasurement items expense of R12,9 billion compared to a R0,8 billion expense in the prior year. These items relate mainly to a partial impairment of our share in the Montney shale gas asset of R9,9 billion (CAD880 million);

•             a cash-settled share-based payment charge to the income statement of R371 million compared to a credit of R1,4 billion in the prior year. The credit in the prior year was largely due to a 29% decrease in the share price in financial year 2015; and

•             the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) project.

The increase in the effective corporate tax rate from 31,7% to 36,6% was mainly as a result of the R9,9 billion partial impairment of our Canadian shale gas assets which was partially offset by the recognition of a previously unrecognised deferred tax asset on the Production Sharing Agreement (PSA) in Mozambique of R945 million. The normalised effective tax rate, excluding equity accounted investments, remeasurement items and, in 2016, the reversal of EGTL provision, was 28,2% compared to 33,0% in the prior year.

Cash generated by operating activities decreased by 12% to R54,7 billion compared with R61,8 billion in the prior year. Our net cash position remained favourable and decreased marginally by 2%, from R53 billion in June 2015 to R52 billion as at 30 June 2016, driven largely by our cash conservation initiatives and the impact of the favourable rand/US dollar translation effects.

We measure our financial performance in terms of various financial ratios. These ratios relate to a number of performance areas, including managing our margins, cash, gearing and return on equity:

Turnover and operating margin (R billion)	Profit attributable to shareholders (R billion)

Key drivers impacting operating profit

The key indicators of our operating performance during the year were as follows:

		2016	%	2015	%	2014
		Rm	change	Rm	change	Rm
Turnover		172 942	(7)	185 266	(9)	202 683
Operating profit margin	%	14		24		23
Operating profit		24 239	(48)	46 549	2	45 818
Earnings attributable to shareholders		13 225	(55)	29 716	—	29 580
Earnings per share	Rand	21,66	(56)	48,71	—	48,57
Headline earnings per share	Rand	41,40	(17)	49,76	(17)	60,16

Operating profit decreased by 48% (R22 310 million) in 2016 compared to a 2% increase (R731 million) in 2015. The movement in the reported operating profit is due to the following primary drivers:

	2016		2015
	Rm	%*	Rm	%*
Foreign currency effects	23 510	51	6 486	15
Crude oil and product prices	(31 505)	(68)	(21 008)	(46)
Once-off items and year-end adjustments**	(14 969)	(32)	14 710	32
Depreciation	(1 918)	(4)	(1 426)	(3)
Costs	3 956	8	(381)	(1)
Sales volumes	(1 384)	(3)	2 350	5
(Decrease)/increase	(22 310)	(48)	731	2

*   Reported as a percentage of operating profit of the prior year.

** Represents movement in relation to the prior year.

Our cash flow generation and utilisation

	2016	2015	%	2014	%
	Rm	Rm	change	Rm	change
Cash generated by operating activities	54 673	61 783	(12)	65 449	(6)
Additions to non-current assets(1)	70 409	45 106	56	38 779	16
Increase in debt	30 420	13 286	129	905	1 368

(1) Includes accruals on capital projects

a.     Cash generated by operating activities

We generated R54,7 billion cash from operating activities in 2016. Over the last three years, we generated an average of R60,6 billion cash a year from operating activities.

Cash generated by operating activities

(R billion)

The current year has again seen all our businesses generate positive cash flow from operations with the most significant contributor being Energy. The Energy business contributed R17,7 billion to cash flow from operations, which was underpinned by increased liquid fuels sales volumes.

Our working capital decreased by R2,3 billion during the 2016 financial year compared with the previous year. Trade and other receivables decreased by R3 billion in line with the decrease in turnover whilst inventory decreased by R1,1 billion mainly due to lower prices and better working capital management. The RP, which we entered into in 2015, to better position the group in tough credit markets, continues to result in strong cash resources being available to the group. Our focus remains on strengthening our working capital management and credit exposure.

b.     Capital investments

Our central treasury funds all the group’s capital investments that are then executed by wholly-owned subsidiaries. The central treasury in turn is funded by means of a group cash pooling system. The net funding requirement is raised from the local and international debt markets and takes into account our self-imposed targeted gearing range, which is between 20% and 40% (temporarily lifted to 44% until 2018). Over the last three years, we have made capital investments of R154 billion, of which R70,4 billion was invested in 2016. This relates primarily to the US ethane cracker and downstream derivatives project, Secunda Synfuels Operations planned maintenance outage, the extension of our reserves at Mining, the construction of the wax production facility in Sasolburg, South Africa, and the development of our Canadian shale gas assets, as well as various other small projects.

Capital investments

(R billion)

In the last three years. we have focused our investment mainly in projects in South Africa and the United States, with some investments in Canada, Mozambique, Germany and Qatar.

Capital investments by geographic region

(R billion)

Our capital investment in South Africa was R17 billion in 2016, which is approximately 23% of the total capital investment for the year.

Further details of additions to our non-current assets is provided in notes 17 and 18 to our Annual Financial Statements.

c.     Cash utilisation

Cash utilisation

(R billion)

In 2016, the cash outflow of our capital investment programme exceeded the cash retained from operating activities by R37 billion.

Managing our funding strategy

Delivering shareholder value depends on the successful execution of our growth projects both locally and internationally. We strive to deliver returns on invested capital above our WACC, as well as our internal hurdle rates.

a.     Allocating capital optimally

We have a solid process in place to ensure that we allocate capital optimally. Various governance structures, which support the Investment Committee, the Group Executive Committee and the Sasol Limited Board, rigorously screen all capital investment projects.

We have optimised our investment assurance process and resource structure to ensure independent, integrated and fit-for-purpose investment assurance on all capital projects presented to these committees.

We evaluate projects against prioritisation criteria and rank them with a focus on risks and returns. The prioritisation criteria include strategic alignment, competitive advantage, business robustness, financial returns, project risk and execution capability, project maturity and markets.

Notwithstanding our cash conservation achievements, we maintain a balance to ensure that appropriate business development activities continue to fill the project pipeline and in so doing enable the fulfilment of our strategic objectives beyond the RP period.

Due to the impact of the weakening of the rand/US dollar exchange rate and the revised cost estimate on the LCCP, we increased our capital expenditure forecast to R75 billion for 2017 and R60 billion for 2018.

The trend analysis for capital investments is illustrated below:

Additions to non-current assets (including capital accruals)

(R billion)

b.     Meeting our hurdle rates

In general, approximately 80% of all new growth capital investment projects are required to provide a targeted return of at least 1,3 times our WACC rate, which is currently 14,05% in South African rand terms and 8,00% in US dollar terms. This rate of return does not apply to sustenance capital expenditure on existing operations, in particular environmental projects where it is typically difficult to demonstrate economic viability.

c.     Financing our capital projects

We actively consider all alternatives to fund our capital investments. We generally prefer internal funding options — such as the phasing or reduction of capital expenditure, enhancing project economics, as well as cost optimisation — to more expensive debt and equity funding. However, these internal alternatives include an element of risk and associated costs.

Given the scale of the capital requirements for our growth initiatives and their potential impact on the group’s gearing and credit rating, we consider various funding alternatives. Where projects are executed in partnerships and in foreign jurisdictions, particularly those where an element of political risk exists, we use project finance as a development tool to mitigate such risk as well as geographic and concentration risk, and to some extent, liquidity risk.

We have prioritised our growth aspirations as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. Our gearing remains low, and we have sufficient headroom in our balance sheet to fund these opportunities, and provide a buffer against volatilities.

Given our standing in global credit markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. We recognise the importance of lenders and bondholders as stakeholders. We expect that our gearing is likely to reach our targeted gearing range of 20% — 44% in the near-term.

The successful issue of our US dollar bond in 2012 makes us an active participant in the global capital markets and provides a benchmark for our credit. We maintain a flexible funding approach to our capital expenditure programme, taking into account all available options and ensuring that our pipeline of growth projects is not affected, and that our capital investments continue to provide a foundation for our long-term shareholder value proposition.

d.     Solvency and Liquidity

We manage our solvency and liquidity risk by adhering to our defined risk appetite and tolerance measures. Factors which influence solvency and liquidity include the ability of our business to generate positive equity driven by profit, the effect of macro-economic factors and foreign exchange movements on earnings and changes in capital requirements. The group monitors liquidity risk by effectively managing its working capital, capital expenditure and cash flows by making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.

We have a dynamic funding plan that is updated on a regular basis, and presented to the Sasol Limited Board quarterly, which takes into account the risk metrics to ensure that we are solvent and liquid for the year ahead. Capital and dividends decisions are modelled against the defined risk appetite and tolerance measures and stress tested against many scenarios to ensure that the group remains resilient. The solvency and liquidity test is then further stress tested to establish debt tolerance.

Currently the group is maintaining a positive cash position, conserving the group’s cash resources through a renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future.

We believe that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead.

Managing our debt profile

Our debt profile has a longer-term bias, which reflects both our capital investment programme and the overall positive results generated by our operating activities over the last three years.

Our debt is made up as follows:

	2016	2015	2014
	Rm	Rm	Rm
Long-term debt	79 877	42 066	25 921
Short-term debt	138	534	135
Bank overdraft	136	319	379
Total debt	80 151	42 919	26 435
Less cash (excluding cash restricted for use)	49 985	48 329	37 155
Net debt/(cash)	30 166	(5 410)	(10 720)
Increase in funding (proceeds minus repayments of debt)	30 420	13 286	905

The ratio of long-term debt to short-term debt remained unchanged when compared to 2015. The average tenure of our debt portfolio is eight years. The movement in long-term debt comprises mainly of proceeds of new debt raised of R36 909 million, offset by payments of debt totalling R6 489 million for the year. The new debt relates mainly to the funding of the LCCP.

a.     Debt profile

Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. We endeavour to match debt to the currency of the underlying revenue generation.

Our debt profile at 30 June analysed by currency was:

	2016		2015		2014
	Rm	%	Rm	%	Rm	%
Rand	20 138	25	18 866	44	14 575	55
US dollar	58 686	73	23 332	54	10 890	41
Euro	473	1	721	2	780	3
Other	854	1	—	—	190	1
Total debt	80 151	100	42 919	100	26 435	100

As we execute our growth initiatives in the US, we expect that our debt exposure will be biased towards the US dollar, matching the currency in which marginal revenues will be earned.

b.   Credit ratings

Our credit rating is influenced by some of our more significant risks. These include crude oil price volatility; movements in the sovereign credit rating of the Republic of South Africa; our investments in developing countries and their particular associated economic risks; the potential for significant debt increase and the execution challenges associated with a number of our planned growth projects if they materialise simultaneously; and the risks arising from potential increases in capital costs associated with these projects.

Our foreign currency credit rating according to Moody’s is Baa2/negative outlook P-1 and our national scale issuer rating is Aa1.za/P-1.za. Standard and Poor’s (S&P) current outlook on Sasol is stable. The foreign currency credit rating by S&P is BBB/Stable/A-2.

c.   Strategy for mitigation of interest rate risk

Our debt is comprised of different instruments, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate.

We also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio.

In July 2015, we entered into an interest rate swap to convert 50% of the US$4 billion term loan facility incurred by Sasol Chemicals (USA) LLC (to part fund the capital expenditure of the LCCP) from a variable to a fixed rate.

Our debt exposure, after taking into account the interest rate swaps, to fixed and variable rates is as follows:

	2016		2015
	Rm	%	Rm	%
Fixed interest rates	29 045	36	16 719	39
Variable interest rates	50 065	63	25 468	59
Non-interest bearing	1 041	1	732	2
Total debt	80 151	100	42 919	100

To limit the group’s total exposure to interest rate risk (fixed and variable), we have adopted a gearing policy that requires us to manage our gearing within a targeted range.